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                                                                    EXHIBIT 17.1


                                                     December 23, 2002

C. Richard Reese
Chairman and CEO
Iron Mountain Incorporated
745 Atlantic Avenue
Boston, MA  02111


Dear Mr. Reese and Fellow Directors:

       Effective immediately I am tendering my resignation as a member of the Board of Directors of Iron Mountain. I do so not because of your letter of December 20, 2002, in which you asked me to resign, but for reasons that were disclosed to me during the past two weeks, particularly through the sworn testimony of Vin Ryan, yourself, John Kenny and Gary Watzke.

       At the conclusion of Vin Ryan's deposition on December 11, 2002, our counsel advised Larry Varn that lawsuits would be filed against Iron Mountain and certain members of its Board by Monday, December 16, 2002, the date of your deposition. Therefore you, through Mr. Varn, were clearly aware of our intent to file the lawsuits. In addition, the filings on that date had nothing to do with the fact that the company was selling senior subordinated notes. You were well aware that the notes were priced before the filing of the lawsuits and the publicity surrounding same. In publicizing the dispute between me and certain directors in the company, I was simply putting out there my side of the story. You had no qualms by publicly disclosing the lawsuit against me so I was simply following your procedures with respect to disclosing to the public the legal issues between us.

       My resignation from the Board will enable me to pursue shareholders' rights with other interested shareholders in seeing to it that Iron Mountain is governed and managed properly. Board meetings that are held in violation of the bylaws should not be countenanced. Actions taken by "rump" sessions of the Board without notice to all Board members should not be authorized. If there are issues that exist with any Board members, special committees should be formed and authorized to investigate. This did not happen at Iron Mountain at any time. No minutes were taken of the so-called surreptitious "Board meetings". The unauthorized nature of certain "Board actions" has been confirmed under oath by your general counsel Gary Watzke.

       It is also now clear that on March 27, 2002, the Executive Committee met and purported to authorize the lawsuit that was filed against me the next day in New Jersey state court, even though the Board had never given the Executive Committee this authority at a duly authorized meeting of which I received notice. Interestingly, even though the "Board," as of March 5th, had purported to authorize the lawsuit against me, no disclosure of that "fact" was made by you in your note to the shareholders in the 2001 Annual Report, dated March 20, 2002, nor was there any mention of my alleged secret investment in Sequedex in the description of me as a Board member, that was set forth therein. In addition, there was no disclosure in the legal proceeding section of the first quarter Form 10-Q concerning the litigation filed against me as a material proceeding adverse to Iron Mountain. I simply will not be a part of a Board that attempts to conduct business in such a surreptitious and improper manner.

       Your association with Thomas Carr, a shareholder of Logisteq, in which I lost substantial sums of money, was shocking to me. After being made aware that Mr. Carr was indicted, it was you Mr. Reese who authorized the payment of $50,000 to Carr and his attorneys to fund his lawsuit against me. This was a lawsuit in which you had no independent knowledge as to its merits and in the words of Vin Ryan, if it would help the action against me, then he for one was for it. We believe this lawsuit, funded by Iron

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Mountain, also should have been disclosed in the Company's Form 10-Qs. Mr. Ryan also acknowledges under oath that he was not aware of any payment made to Mr. Carr or his attorneys until the day before his deposition, which was taken two weeks ago.

       In short, I will not be part of a Board that is chaired by you and condones these types of actions. These are exactly the evils that the Sarbanes Oxley Act was designed to address. It is clear from the sworn testimony that Iron Mountain's Board is not independent and is dominated and controlled by certain individuals.

       Pursuant to the Item 6 of Form 8-K, I demand that Iron Mountain make immediate disclosure of my disagreements with the Iron Mountain Board set forth in this letter and my resignation from the Board.

                                         Sincerely,


                                         /s/ J. Peter Pierce
                                         --------------------------------------
                                         J. Peter Pierce


JPP

cc:      All Members of Iron Mountain Board of Directors